Exhibit 99.1

Appointment of Independent Director on the Board of Azure Power Global Limited

New Delhi, February 10, 2023: Azure Power Global Limited (the “Company” or “Azure”) (NYSE: AZRE), an independent sustainable energy solutions provider and renewable power producer in India, today announced appointment of Mr. Jean-François Boisvenu as an Independent Non-Executive Director based in Mauritius on the Company’s Board effective February 08, 2023. This appointment expands the Board to eleven directors, all of whom are Non-Executive and a majority of whom are independent directors.

Mr. Boisvenu has extensive experience in corporate and commercial matters, with particular expertise in international banking transactions, lending and debt capital markets transactions and financial institutions regulation.

Mr. Boisvenu is a partner at Eversheds Sutherland (Mauritius), where he has been heading the banking and finance practice since 2017. Prior to that, he was Group Head Legal at AfrAsia Bank Limited and worked at BLC Robert. Before moving to Mauritius in 2009, Mr. Boisvenu was a partner at the Canadian law firm McCarthy Tétrault (Banking and Insolvency Department), where he had practiced in the Montreal office. Mr. Boisvenu is a Member of the Quebec Bar (Canada) and a Registered Foreign Lawyer in Mauritius.

Speaking on this occasion, Alan Rosling, Chairman of the Board, Azure said, “We are excited to welcome Jean-François Boisvenu to the board. His experience and expertise will bring a fresh perspective and provide valuable guidance to all of us. We look forward to working with him on the Board.”

Jean-François Boisvenu said, "I am excited to join Azure Power and am looking forward to work with the team to drive growth and success at this important player in the clean energy space."

Commenting on the occasion, Rupesh Agarwal, Acting CEO, Azure said, “We are delighted to have Jean-François Boisvenu on our Board. His extensive knowledge and experience will play a crucial role in driving our company forward. I look forward to working with him and achieving Azure goals together.”

Exhibit 99.1

About Azure

Azure is a leading independent sustainable energy solutions provider and renewable power producer in India. Azure developed India’s first utility scale solar project in 2009, and since then has grown rapidly to become a leader in developing and operating large utility-scale renewable energy projects in the country.

For more information about Azure, visit: www.azurepower.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and the US Private Securities Litigation Reform Act of 1995, including statements regarding the bringing of a fresh perspective and valuable guidance, driving growth and success, driving the Company forward, and achieving Company goals. Words such as “may,” “will,” “should,” “likely,” “anticipates,” “expects,” “intends,” “plans,” “projects,” “believes,” “estimates,” “outlook” and similar expressions are used to identify forward-looking statements. These statements are based on current expectations and beliefs and are subject to uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements in this press release. All forward-looking statements in this press release are based on information available to the Company as of the date hereof, and the Company assumes no obligation to update any forward-looking statements.

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